SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._)*

Argo Group International Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G0464B107
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

600 Montgomery Street, Suite 4400

San Francisco, California 94111

(415) 489-2600

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,903,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,903,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,903,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0464B107	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, $1.00 par value (the “Common Shares”) of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (the “Issuer”). The principal executive office of the Issuer is located at 110 Pitts Bay Road, Pembroke HM08, Bermuda.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i)	Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”), with respect to the Common Shares held by the funds to which it serves as investment manager (the “Voce Funds”);

(ii)	Voce Capital LLC, a Delaware limited liability company (“Voce Capital”), as the sole managing member of Voce Capital Management; and

(iii)	J. Daniel Plants (“Mr. Plants”), as the sole managing member of Voce Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is 600 Montgomery Street, Suite 4400, San Francisco, California 94111.

(c) The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. Mr. Plants is the sole managing member of Voce Capital.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Voce Capital is organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California. Mr. Plants is a citizen of the United States of America.

CUSIP No. G0464B107	SCHEDULE 13D	Page 6 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Shares beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Shares beneficially owned by Voce Capital Management is approximately $124,891,143, including brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the Common Shares of the Issuer for investment purposes because they believe the Issuer’s Common Shares represent an attractive investment opportunity.

Representatives of the Reporting Persons have engaged in discussions with management of the Issuer and intend to continue to engage in communications with the Issuer’s management and members of the Issuer’s board of directors (the “Board”) concerning opportunities for the Issuer to enhance shareholder value. In addition, the Reporting Persons may communicate with the Issuer’s current or prospective shareholders; its representatives; industry participants, research analysts and members of the press; existing or potential strategic partners or competitors, investment and financing professionals and sources of capital and credit; regulators; and other parties. These discussions and communications may relate to the Issuer’s capital structure; capital allocation policies; operations; corporate governance, including management and Board composition, which could include the nomination of director candidates for election to the Board; strategic direction and alternatives; other opportunities to increase shareholder value; and any other matters that the Reporting Persons may deem relevant to their investment in the Issuer. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial results, position and strategic direction, actions taken by the Issuer, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities which may increase, decrease or eliminate the Reporting Persons’ exposure to the Issuer’s securities.

The Reporting Persons reserve the right at any time to formulate alternative plans, make other proposals or take additional actions with respect to their investment in the Issuer, including changing their intentions with respect to any and all matters referred to in this Item 4 of Schedule 13D.

CUSIP No. G0464B107	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Common Shares reported as beneficially owned by each person named herein is based upon 33,891,236 Common Shares outstanding as of November 1, 2018, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the Securities and Exchange Commission on November 6, 2018.

As of the close of business on February 4, 2019, Voce Capital Management beneficially owned 1,903,469 Common Shares, constituting approximately 5.6% of the Common Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 1,903,469 Common Shares beneficially owned by Voce Capital Management, constituting approximately 5.6% of the Common Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 1,903,469 Common Shares beneficially owned by Voce Capital Management, constituting approximately 5.6% of the Common Shares outstanding.

As of the close of business on February 4, 2019, the Reporting Persons collectively beneficially owned an aggregate of 1,903,469 Common Shares, constituting approximately 5.6% of the Common Shares outstanding.

Each Reporting Person disclaims beneficial ownership with respect to any Common Shares other than the shares owned directly and of record by such Reporting Person.

(b) By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have shared power to vote and dispose of the Shares reported beneficially owned by Voce Capital Management.

(c) Schedule A attached hereto lists all transactions in Common Shares of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. G0464B107	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated February 4, 2019.

CUSIP No. G0464B107	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2019

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

SCHEDULE A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

The following table set forth all transactions in the Common Shares effected by each of the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Voce Capital Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/13/2018	21,868	66.98
12/14/2018	64,331	66.94
12/17/2018	43,335	66.46
12/18/2018	70,000	66.64
12/19/2018	158,470	66.48
12/20/2018	142,309	65.34
12/21/2018	297,333	66.24
12/26/2018	15,000	63.92
12/27/2018	7,073	64.39
12/28/2018	25,000	66.60
12/31/2018	48,000	66.75
1/2/2019	20,432	66.86
1/3/2019	6,000	66.83
1/8/2019	32,200	66.96
1/9/2019	6,229	67.84
1/11/2019	12,100	67.00
1/14/2019	50,000	66.62
1/22/2019	20,000	64.44
1/25/2019	67,099	63.85
1/28/2019	38,842	63.88
1/29/2019	1,345	63.95
1/31/2019	120,000	66.33